

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 11, 2018

Via E-mail
Gerald R. Morgan
Chief Financial Officer
Four Corners Property Trust, Inc.
591 Redwood Highway, Suite 1150
Mill Valley, CA 94941

Re: **Four Corners Property Trust, Inc.**
       Form 10-K for the fiscal year ended December 31, 2017
       Filed February 27, 2018
       File No. 001-37538

Dear Mr. Morgan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities